SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

VITACOST.COM, INC.

(Name of Subject Company)

VITACOST.COM, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

92847A200

(CUSIP Number of Class of Securities)

Mary Marbach

Chief Legal Officer and Corporate Secretary

Vitacost.com, Inc.

5400 Broken Sound Blvd. NW – Suite 500

Boca Raton, Florida 33487-3521

(561) 982-4180

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Robert Sanchez, Esq.

Daniel Peale, Esq.

Wilson Sonsini Goodrich & Rosati

1700 K Street, NW, Fifth Floor

Washington, DC 20006

(202) 973-8800

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on July 18, 2014, as amended by Amendment No. 1 filed on August 1, 2014 and Amendment No. 2 filed on August 8, 2014 (as previously filed with the SEC and as amended and supplemented from time to time, the “Schedule 14D-9”) by Vitacost.com, Inc., a Delaware corporation (“Vitacost” or the “Company”), relating to the offer (the “Offer”) by Vigor Acquisition Corp., a Delaware corporation (“Purchaser”), and wholly owned subsidiary of The Kroger Co., an Ohio corporation (“Kroger”), as set forth in a Tender Offer Statement filed by Kroger and Purchaser on Schedule TO, dated July 18, 2014, as amended by Amendment No. 1 filed on August 1, 2014 and Amendment No. 2 filed on August 13, 2014 (as previously filed with the SEC and as amended and supplemented from time to time, the “Schedule TO”) to purchase all of the outstanding shares of common stock, par value $0.00001 per share, of the Company (the “Shares”) at a purchase price of $8.00 per Share, net to the holder thereof in cash, without interest and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 2014 and the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3.

This Amendment No. 3 is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The section entitled “Additional Information—Certain Litigation” is hereby amended and restated in its entirety to read to as follows:

“Three purported class action lawsuits have been filed on behalf of Vitacost stockholders against various defendants including Vitacost, the Vitacost Board, Kroger and Purchaser (collectively, the “Defendants”), in connection with the proposed Merger. Those cases are captioned Ernst v. Vitacost.com, et. al., Case No. 2014 CA 008318 AJ (Fla. Cir. Ct., Palm Beach Cnty., July 7, 2014); Heim v. Vitacost.com, et. al., Case No. 9883-VCP (Del. Ch. Ct. July 15, 2014); and Takis P. Dionisos v. Vitacost.com. et. al., Case No. 9945-VCP, (Del. Ch. Ct. July 24, 2014). The complaints allege, generally, that the Vitacost Board breached their fiduciary duties to Vitacost stockholders, and that the other defendants aided and abetted such breaches, by seeking to sell Vitacost through an allegedly defective process, for an unfair price, and on unfair terms. The Dionisos complaint also alleges that the Vitacost Board failed to disclose material information regarding the proposed Merger. The lawsuits seek, among other things, equitable relief enjoining the consummation of the proposed Merger, rescission of the proposed Merger (to the extent the proposed Merger has already been consummated), damages, and attorneys’ fees and costs.

On July 24, 2014, the Dionisos plaintiff filed a motion for preliminary injunction. On July 31, 2014, the Heim lawsuit and Dionisos lawsuit (collectively, the “Delaware Actions”) were consolidated into a single action in the Delaware Court of Chancery. A hearing on the motion for preliminary injunction was set for August 11, 2014 in the Delaware Court of Chancery, and as set forth below, such motion has since been withdrawn.

On August 12, 2014, the parties to the Delaware Actions and the Ernst action (collectively, the “Actions”) entered into a memorandum of understanding (the “Memorandum of Understanding”) to settle the Actions.

The Memorandum of Understanding provides that, among other things, Vitacost made additional disclosures and took certain actions contained in Amendment No. 2 to the Schedule 14D-9 filed with the SEC on August 8, 2014. Pursuant to the agreement of the parties, the motion for a preliminary injunction in the Delaware Actions was withdrawn and the hearing relating thereto was vacated.

While the Defendants believe that all of the lawsuits are without merit, and the Defendants specifically deny the allegations made in the lawsuits and maintain that they have committed no wrongdoing whatsoever, to permit the timely consummation of the Merger, and without admitting the validity of any allegations made in the lawsuits, the Defendants concluded that it is desirable that the Actions be resolved. The proposed settlement of the Actions, which is subject to confirmatory discovery and court approval, provides for the release of all claims against the Defendants relating to the Offer and proposed Merger. There can be no assurance that the settlement will be finalized or that the Court of Chancery will approve the settlement.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VITACOST.COM, INC.

By:	/s/ Jeffrey J. Horowitz
Name:	Jeffrey J. Horowitz
Title:	Chief Executive Officer

Dated:	August 13, 2014

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